UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL-EXPO’ 2016 INDUSTRIAL EXHIBITION
Moscow, Russia – November 11, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports its participation in the 22nd International Industrial Exhibition Metal-Expo, which was held at the
All-Russia Exhibition Center in Moscow on November 8-11, 2016.
Within the expo’s framework, representatives of the Group’s steel division enterprises held a series of important meetings with potential clients, including Chinese and European companies. “Mechel Group’s booth became one of the most visited and lively negotiation areas,” Mechel-Steel Management Company
OOO’s Chief Executive Officer Andrey Ponomarev noted. “This year we saw a great influx of visitors and increased interest toward our steel companies’ products.
Over these four days we managed to reach dozens of new agreements, strengthen and expand longstanding partnerships.”
Over 500 companies from 32 countries took part in the expo. The exhibition welcomed over 30,000 visitors from construction, engineering, fuel and energy, transport, logistics and steel trade industries.
Mechel’s corporate booth showcased the products of Chelyabinsk Metallurgical
Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Izhstal and
Vyartsilya Metal Products Plant. Over the four days of the exhibition, some 30 employees of Mechel’s steel division (Mechel Steel Management Company OOO) and service and sales company Mechel Service OOO worked at the booth. Guests were offered full information about various kinds of the Group’s products.
As part of the exhibition, enterprises that upgraded their facilities, developed and mastered new technologies, equipment and products, were awarded. Chelyabinsk
Metallurgical Plant won a gold medal for mastering production of hot-rolled rolls from alloys and specialty steels. The medal-winning products are used in aviation and space industry.
One of Beloretsk Metallurgical Plant’s novelties — steel zinc-plated 4-mm wire ropes for use in the steering control system of civilian and military helicopters — earned the exposition’s gold medal. The plant’s wire ropes are different from those produced earlier by the type of lay of strands and the diameter of wires within. Those give the new ropes additional endurance, which extends their life by several times, while their extra firmness increases the accuracy of steering the helicopter’s control rotor.
Also, as part of the Best Corporate Media in the Steelmaking Industry of Russia
and the CIS 2016 contest, the Group’s magazine Our Mechel won the Best Corporate
Magazine nomination. Beloretsk Metallurgical Plant’s corporate newspaper
Metallurgist, which celebrates its 50th anniversary this year, won the Best
Steelmaking and Hardware Plants Media nomination.
***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company which employs 66,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: November 11, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO